UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

GRAN TIERRA ENERGY INC.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

5.00% Convertible Senior Notes due 2021

(Title of Class of Securities)

38500T AA9

(CUSIP Number of Class of Securities)

Gary S. Guidry
President and Chief Executive Officer
Suite 900, 520 – 3rd Avenue SW
Calgary, Alberta, Canada, T2P 0R3
(403) 265-3221

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Hillary H. Holmes
Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, TX 77002
Tel: (346) 718-6600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$123,625,000	$14,983.35
*	Calculated solely for the purposes of determining the filing fee based upon a transaction value of $115,000,000. The purchase price of the 5.00% Convertible Senior Notes due 2021, as described herein is $1,075 per $1,000 principal amount outstanding. The Company is seeking to purchase from the holders all of the issued and outstanding Convertible Notes resulting in an aggregate maximum purchase price of $123,625,000.
**	The amount of the filing fee equals $121.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,983.35
Form of Registration No.:	Schedule TO
Filing Party:	Gran Tierra Energy Inc.
Date Filed:	June 5, 2019

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	issuer tender offer subject to Rule 13e-4 (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) previously filed by Gran Tierra Energy Inc., a Delaware corporation (the “Company”), on June 5, 2019.

The Schedule TO relates to the offer (the “Offer”) by the Company to purchase from the holders of 5.00% Convertible Senior Notes due 2021 (the “Convertible Notes”) issued under and pursuant to the provisions of the trust indenture dated April 6, 2016, between the Company and U.S. Bank National Association, all of the issued and outstanding Convertible Notes (being $115,000,000 aggregate principal amount), at the purchase price of $1,075 in cash (subject to applicable withholding taxes, if any) per $1,000 principal amount of Convertible Notes, plus all accrued and unpaid interest outstanding on such Convertible Notes up to, but excluding, the date on which such Convertible Notes are taken up by the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Issuer Bid Circular, each dated June 5, 2019 (collectively, as they may be amended and supplemented from time to time, the “Offer and Circular”) and the related Letter of Transmittal (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment should be read in conjunction with the Schedule TO, the Offer and Circular and the Letter of Transmittal.

Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Offer and Circular.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 2:00 p.m. (Calgary time) on Friday, July 12, 2019 (the “Expiration Date”). On Friday, July 12, 2019, the Company announced that it took up and accepted for purchase and cancelation all of the issued and outstanding Convertible Notes that were validly deposited under the Offer and not withdrawn as of the Expiration Date. Based on final information provided to the Company by Computershare Investor Services Inc., the depositary for the Offer (the “Depositary”), $114,997,000 aggregate principal amount of Convertible Notes, were validly deposited and taken up for purchase and cancellation, at a purchase price of $1,075 in cash (subject to applicable withholding taxes, if any) per $1,000 principal amount of Convertible Notes, plus all accrued and unpaid interest outstanding on such Convertible Notes up to, but excluding the date of purchase. The aggregate consideration will be delivered promptly to the Depositary. After giving effect to the purchase and cancellation of the Convertible Notes taken up under the Offer, $3,000 aggregate principal amount of Convertible Notes will remain outstanding.

The full text of the Company’s press release, dated July 12, 2019, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Reference is hereby made to the information set forth under the heading “Issuer Bid Circular—Interest of Directors and Officers and Transactions and Arrangements Concerning Convertible Notes” of the Offer and Circular, which is incorporated herein by reference. Item 8 of the Schedule TO is hereby amended and supplemented by adding the following:

On June 19, 2019, Ryan Ellson, Executive Vice President and Chief Financial Officer of the Company, acquired in an open market transaction 18,400 Shares of Common Stock at the price of $1.61 per share and Robert Hodgins, a member of the Board of Directors, acquired in an open market transaction 10,000 Shares of Common Stock at the price of $1.61 per share. As of June 19, 2019, Ryan Ellson beneficially owns 284,430 Shares of Common Stock (30,000 of which are owned by his spouse), and Robert Hodgins beneficially owns 20,000 Shares of Common Stock.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase and Issuer Bid Circular, dated June 5, 2019.
(a)(1)(B)*	Letter of Transmittal, dated June 5, 2019.
(a)(5)(A)	Press Release issued by the Company, dated June 4, 2019 (Incorporated by reference to the pre-commencement communication of the Company on Schedule TO, filed with the SEC on June 4, 2019).
(a)(5)(B)	Press Release issued by the Company, dated July 12, 2019.
(d)(1)	Indenture related to the Convertible Notes, dated as of April 6, 2016, between the Company and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on April 6, 2016 (SEC File No. 001-34018)).
(d)(2)*	Agreement between the Company and Arceus Partnership, dated as of June 3, 2019, to tender an aggregate of approximately $4,013,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(3)*	Agreement between the Company and Citadel Equity Fund Ltd., dated as of June 4, 2019, to tender an aggregate of approximately $15,000,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(4)*	Agreement between the Company and Crown Managed Accounts SPC (acting for and on behalf of Crown/Polar Segregated Portfolio), dated as of June 4, 2019, to tender an aggregate of approximately $899,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(5)*	Agreement between the Company and MMCAP International Inc. SPC, dated as of June 4, 2019, to tender an aggregate of approximately $6,350,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(6)*	Agreement between the Company and Polar Multi-Strategy Master Fund, dated as of June 4, 2019, to tender an aggregate of approximately $14,101,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(7)*	Agreement between the Company and Scotia Capital (USA) Inc., dated as of June 4, 2019, to tender an aggregate of approximately $2,035,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(8)*	Agreement between the Company and Verition Canada Master Fund Ltd., dated as of June 3, 2019, to tender an aggregate of approximately $18,837,000 principal amount of Convertible Notes pursuant to the Offer.
(d)(9)	Details of the Goldstrike Special Voting Share (Incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-KSB/A for the period ended December 31, 2005, and filed with the SEC on April 21, 2006 (SEC File No. 333-111656)).
(d)(10)	Goldstrike Exchangeable Share Provisions (Incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-KSB/A for the period ended December 31, 2005 and filed with the SEC on April 21, 2006 (SEC File No. 333-111656)).
(d)(11)	Provisions Attaching to the GTE–Solana Exchangeable Shares (Incorporated by reference to Annex E to the Proxy Statement on Schedule 14A filed with the SEC on October 14, 2008 (SEC File No. 001-34018)).
(d)(12)	Subscription Receipt Agreement, dated July 8, 2016, by and between Gran Tierra Energy Inc. and Computershare Trust Company of Canada (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on July 14, 2016 (SEC File No. 001-34018)).
(d)(13)	Indenture related to the 6.25% Senior Notes due 2025, dated as of February 15, 2018, between Gran Tierra Energy International Holdings Ltd., the Guarantors named therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on February 16, 2018 (SEC File No. 001-34018)).
(d)(14)	Amended and Restated 2007 Equity Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed with the SEC on August 7, 2012 (SEC File No. 001-34018)).
(d)(15)	Executive Employment Agreement effective May 7, 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Gary Guidry (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2015 (SEC File No. 001-34018)).
(d)(16)	Executive Employment Agreement effective May 11 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Lawrence West (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2015 (SEC File No. 001-34018)).
(d)(17)	Executive Employment Agreement effective May 11, 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and James Evans (Incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2015 (SEC File No. 001-34018)).
(d)(18)	Executive Employment Agreement effective May 11 2015, between Gran Tierra Energy Canada ULC, Gran Tierra Energy Inc. and Ryan Ellson (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q, filed with the SEC on May 4, 2016 (SEC File No. 001-34018)).
(d)(19)	Indenture related to the 7.750% Senior Notes due 2027, dated as of May 23, 2019, among Gran Tierra Energy Inc., the guarantors named therein, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed with the SEC on May 23, 2019 (SEC File No. 001-34018).
(g)	Not applicable.
(h)	Not applicable.
* Previously filed as an exhibit to the Schedule TO filed on June 5, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAN TIERRA ENERGY INC.

	By:	/s/ Gary S. Guidry
		Name:	Gary S. Guidry
		Title:	President and Chief Executive Officer
Date: July 12, 2019